

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ... √...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ... √...

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INDEX

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 6 September 2002   By:

Name: J Shipley
Title: Assistant Company Secretary

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NORTHERN ROCK PLC BOARD OF DIRECTORS

Northern Rock plc announces the appointment to the Board of Sir Ian Gibson CBE, former President of Nissan Europe, as a non-executive director. The appointment will take effect from 10 September 2002.

Sir Ian is currently a non-executive director of BPB plc and of GKN plc. He is also a member of the Court of the Bank of England. He was until 1999 a non-executive director of Asda plc

There are no details to be disclosed as required by paragraph 6.F 2(b) to (g) of the UKLA Listing Rules.

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 6 September 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 8,750 Ordinary 25p Shares (Shares) in the Company at £6.96 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,151,070 Shares representing 1.22% of the Company's issued share capital.